June 29, 2018

CORRESPONDENCE FILING VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

    Attention:  Terence O’Brien, Accounting Branch Chief

     Office of Manufacturing and Construction

     Tracey Houser, Staff Accountant

Re: Ferro Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 28, 2018

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2018

File No. 1-00584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter (i) in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated May 18, 2018 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A, filed March 22, 2018 (the “Proxy Statement”) and (ii) as a supplement to the Company’s letter dated June 4, 2018 submitted in response to the Comment Letter.

Based on the Company’s conversation with the Staff on June 21, 2018 regarding comments 1, 7 and 8 in the Comment Letter, the Company is providing the following additional information.

Form 10-K for Fiscal Year Ended December 31, 2017

10. Income Taxes, page 72

In response to the oral comments received from the SEC staff on June 21, 2018 regarding prior comment 1, we are providing the following revisions to our proposed disclosures.

Response:

We will enhance future filings to include language that is substantially similar to the following:

“At December 31, 2017, we provided $1.2 million for deferred income taxes on $8.6 million of undistributed earnings of foreign subsidiaries that are not considered to be indefinitely reinvested. For certain other of the Company’s foreign subsidiaries, undistributed earnings of [x] are considered to be indefinitely reinvested, and we have not provided for

Securities and Exchange Commission

June 29, 2018

deferred taxes on such earnings. We have not disclosed deferred income taxes on undistributed earnings of foreign subsidiaries where they are considered to be indefinitely reinvested, as it is not practicable to estimate the additional taxes that might be payable on the eventual remittance of such earnings, given the uncertain timing of when any such eventual remittance may occur, the significant number of foreign subsidiaries that we have, the multiple layers within our legal entity structure, and the complexities of tax regulations across those foreign subsidiaries”.

Definitive Proxy Statement on Schedule 14A

Proxy Statement Summary, page 1

Performance Highlights, page 2

In response to the oral comments received from the SEC staff on June 21, 2018 regarding prior comments 7 and 8, we are providing the following additional information and revisions to our proposed disclosures.

Response:

We understand that our presentation of adjusted cash flow from continuing operations as a performance measure may be confusing; therefore, in future disclosures, we will reconcile the measure to “Net cash provided by operating activities”, which we consider to be the most directly comparable GAAP measure. We will present the reconciliation and discuss the usefulness of the measure to investors in a manner that is substantially similar to the below. Related to our initial responses in the Response Letter to comments 7 and 8 in the Comment Letter and our subsequent discussion on June 21, 2018, when we present or disclose adjusted cash flow from continuing operations, adjustments will not be made for cash-settled items pursuant to Item 10(e)(1)(ii)(a) of Regulation S-K, except as may otherwise be permitted under SEC rules and regulations including when presenting adjusted cash flow from continuing operations in documents furnished or not otherwise filed with the SEC and as permitted under Item 402(b) of Regulation S when adjusted cash flow from continuing operations is a performance target relating to our performance-based compensation.

Ferro Corporation and Subsidiaries

Supplemental Information

Reconciliation of Net Cash Provided by Operation Activities (GAAP) to

Adjusted Free Cash Flow from Continuing Operations (Non-GAAP) (unaudited)

Twelve Months Ended
December 31, 2017
Net Cash Provided by Operating Activities (GAAP)	84,790
Less: Capital Expenditures	(50,552)

Free Cash Flow from Continuing Operations (Non-GAAP)	34,238

Plus: Cash Used for Restructuring	3,816
Plus: Cash Used for Capital Expenditures Related to Optimization Projects (1)	16,303
Plus: Cash Used for Net Working Capital Investment Related to Optimization Projects (2)	8,128
Plus: Cash Used for Acquisition Related Professional Fees (3)	18,702
Plus: Cash Used for Optimization Projects (3)	2,528
Plus: Cash Used for Divested Businesses and Assets (3)	2,693
Plus: Other	3,727

Adjusted Free Cash Flow from Continuing Operations (Non-GAAP)	90,135

Net Income Attributable to Ferro Corporation Common Shareholders - from Table [x]	57,054
Net Cash Provided by Operating Activities Conversion of Net Income Attributable to Ferro Corporation Common Shareholders	148.6%
Adjusted EBITDA (Non-GAAP) - from Table [x]	234,204
Adjusted Free Cash Flow Conversion of Adjusted EBITDA from Continuing Operations (Non-GAAP)	38.5%

(1)	The adjustment to capital expenditures represents capital spend for certain optimization projects that are not expected to recur in the long-term at the current rate. See Table 10 for the reconciliation of period change in debt, net of cash, unamortized debt issuance costs, FX and assumption of debt from acquisitions.
(2)	The adjustment to net working capital represents spend for the build in inventory related to optimization projects noted in (1) above. This build in inventory is considered to be outside of the normal operations of the underlying business, and expected to be temporary in nature.
(3)	The adjustment represents those cash outlays for (a) acquisitions related professional fees, (b) costs related to certain optimization projects, and (c) costs related to divested businesses and assets, as detailed in the description of adjustments in Table [x].

It should be noted that adjusted EBITDA, adjusted free cash flow from continuing operations, and adjusted free cash flow conversion from continuing operations are financial measures not required by, or presented in accordance with, accounting principles generally accepted in the United States (GAAP). These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the financial measures prepared in accordance with GAAP and a reconciliation of these financial measures to the most comparable U.S. GAAP financial measures is presented. Adjusted EBITDA is net income (loss) attributable to Ferro Corporation common shareholders before the effects of income attributable to noncontrolling interests, discontinued operations, restructuring and impairment charges, other (income) expense, net, interest expense, income tax expense, depreciation and amortization, non-GAAP adjustments to cost of sales, and non-GAAP adjustments to SG&A. We believe this data provides investors with additional information on the underlying operations and trends of the business, and enables period-to-period comparability of the financial performance of the business. Additionally, certain elements of these measures are used in the calculation of certain incentive compensation programs for management.

Securities and Exchange Commission

June 29, 2018

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 875-5473.

Very truly yours,

FERRO CORPORATION

/s/ Benjamin J. Schlater
Benjamin J. Schlater
Chief Financial Officer